UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

FUBOTV INC.

(f/k/a FACEBANK GROUP, INC.)

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

143764108

(CUSIP Number)

December 31, 2020

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.    143764108

1.	NAMES OF REPORTING PERSONS Comcast Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,782,309* (See Item 4)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 6,955,772* (See Item 4)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,955,772* (See Item 4)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.3%* (See Item 4)
12.	TYPE OF REPORTING PERSON CO

*

As of November 11, 2020 based on 67,533,800 shares of common stock, $0.001 par value per share (“Common Stock”) of the Issuer that were outstanding as reported by the Issuer in its Quarterly Report on Form 10-Q and filed with the Securities and Exchange Commission (the “SEC”) on November 16, 2020. The amounts reported in this Schedule 13G represent 3,477,886 shares of the Issuer’s Series AA Convertible Preferred Stock (the “Preferred Stock”) owned by the Reporting Persons, which are entitled to 0.8 votes per share (2,782,309 votes) and convertible into 6,955,772 shares of common stock in connection with a bona fide transfer to a third party.

CUSIP No.    143764108

1.	NAMES OF REPORTING PERSONS Comcast Bidco Holdings Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION England & Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,782,309* (See Item 4)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 6,955,772* (See Item 4)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,955,772* (See Item 4)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.3%* (See Item 4)
12.	TYPE OF REPORTING PERSON FI

*

As of November 11, 2020 based on 67,533,800 shares of common stock, $0.001 par value per share (“Common Stock”) of the Issuer that were outstanding as reported by the Issuer in its Quarterly Report on Form 10-Q and filed with the Securities and Exchange Commission (the “SEC”) on November 16, 2020. The amounts reported in this Schedule 13G represent 3,477,886 shares of the Issuer’s Series AA Convertible Preferred Stock (the “Preferred Stock”) owned by the Reporting Persons, which are entitled to 0.8 votes per share (2,782,309 votes) and convertible into 6,955,772 shares of common stock in connection with a bona fide transfer to a third party.

CUSIP No.    143764108

1.	NAMES OF REPORTING PERSONS Comcast Bidco Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION England & Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,782,309* (See Item 4)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 6,955,772* (See Item 4)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,955,772* (See Item 4)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.3%* (See Item 4)
12.	TYPE OF REPORTING PERSON FI

*

As of November 11, 2020 based on 67,533,800 shares of common stock, $0.001 par value per share (“Common Stock”) of the Issuer that were outstanding as reported by the Issuer in its Quarterly Report on Form 10-Q and filed with the Securities and Exchange Commission (the “SEC”) on November 16, 2020. The amounts reported in this Schedule 13G represent 3,477,886 shares of the Issuer’s Series AA Convertible Preferred Stock (the “Preferred Stock”) owned by the Reporting Persons, which are entitled to 0.8 votes per share (2,782,309 votes) and convertible into 6,955,772 shares of common stock in connection with a bona fide transfer to a third party.

CUSIP No.    143764108

1.	NAMES OF REPORTING PERSONS Sky Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION England & Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,782,309* (See Item 4)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 6,955,772* (See Item 4)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,955,772* (See Item 4)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.3%* (See Item 4)
12.	TYPE OF REPORTING PERSON FI

*

As of November 11, 2020 based on 67,533,800 shares of common stock, $0.001 par value per share (“Common Stock”) of the Issuer that were outstanding as reported by the Issuer in its Quarterly Report on Form 10-Q and filed with the Securities and Exchange Commission (the “SEC”) on November 16, 2020. The amounts reported in this Schedule 13G represent 3,477,886 shares of the Issuer’s Series AA Convertible Preferred Stock (the “Preferred Stock”) owned by the Reporting Persons, which are entitled to 0.8 votes per share (2,782,309 votes) and convertible into 6,955,772 shares of common stock in connection with a bona fide transfer to a third party.

CUSIP No.    143764108

1.	NAMES OF REPORTING PERSONS Sky UK Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION England & Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,782,309* (See Item 4)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 6,955,772* (See Item 4)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,955,772* (See Item 4)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.3%* (See Item 4)
12.	TYPE OF REPORTING PERSON FI

*

As of November 11, 2020 based on 67,533,800 shares of common stock, $0.001 par value per share (“Common Stock”) of the Issuer that were outstanding as reported by the Issuer in its Quarterly Report on Form 10-Q and filed with the Securities and Exchange Commission (the “SEC”) on November 16, 2020. The amounts reported in this Schedule 13G represent 3,477,886 shares of the Issuer’s Series AA Convertible Preferred Stock (the “Preferred Stock”) owned by the Reporting Persons, which are entitled to 0.8 votes per share (2,782,309 votes) and convertible into 6,955,772 shares of common stock in connection with a bona fide transfer to a third party.

CUSIP No.    143764108

1.	NAMES OF REPORTING PERSONS Sky Ventures Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION England & Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,782,309* (See Item 4)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 6,955,772* (See Item 4)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,955,772* (See Item 4)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.3%* (See Item 4)
12.	TYPE OF REPORTING PERSON FI

*

As of November 11, 2020 based on 67,533,800 shares of common stock, $0.001 par value per share (“Common Stock”) of the Issuer that were outstanding as reported by the Issuer in its Quarterly Report on Form 10-Q and filed with the Securities and Exchange Commission (the “SEC”) on November 16, 2020. The amounts reported in this Schedule 13G represent 3,477,886 shares of the Issuer’s Series AA Convertible Preferred Stock (the “Preferred Stock”) owned by the Reporting Persons, which are entitled to 0.8 votes per share (2,782,309 votes) and convertible into 6,955,772 shares of common stock in connection with a bona fide transfer to a third party.

Item 1(a).	Name of Issuer:

fuboTV Inc. (formerly known as FaceBank Group, Inc.)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1330 Avenue of the Americas, New York, New York 10019

Item 2(a).	Name of Reporting Persons:

(a)	Comcast Corporation

(b)	Comcast Bidco Holdings Limited

(c)	Comcast Bidco Limited

(d)	Sky Limited

(e)	Sky UK Limited

(f)	Sky Ventures Limited

Sky Ventures Limited is the direct holder of the shares of Preferred Stock included in this Schedule 13G. Sky Ventures Limited is a wholly owned subsidiary of Sky UK Limited, which is a wholly owned subsidiary of Sky Limited, which is a wholly owned subsidiary of Comcast Bidco Limited, which is a wholly owned subsidiary of Comcast Bidco Holdings Limited, which is a wholly owned subsidiary of Comcast Corporation.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

(a)	Comcast Corporation: One Comcast Center, Philadelphia, Pennsylvania 19103-2838

(b)	Comcast Bidco Holdings Limited: Sky Central Grant Way, Isleworth, Middlesex, TW7 5QD United Kingdom

(c)	Comcast Bidco Limited: Sky Central Grant Way, Isleworth, Middlesex, TW7 5QD United Kingdom

(d)	Sky Limited: Sky Central Grant Way, Isleworth, Middlesex, TW7 5QD United Kingdom

(e)	Sky UK Limited: Sky Central Grant Way, Isleworth, Middlesex, TW7 5QD United Kingdom

(f)	Sky Ventures Limited: Sky Central Grant Way, Isleworth, Middlesex, TW7 5QD United Kingdom

Item 2(c).	Citizenship:

(a)	Comcast Corporation: Pennsylvania

(b)	Comcast Bidco Holdings Limited: England & Wales

(c)	Comcast Bidco Limited: England & Wales

(d)	Sky Limited: England & Wales

(e)	Sky UK Limited: England & Wales

(f)	Sky Ventures Limited: England & Wales

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.0001

Item 2(e).	CUSIP Number:

143764108

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

The information requested in this item is incorporated herein by reference to the cover pages to this Schedule 13G.

6,955,772 shares of Common Stock of the Issuer are being reported as beneficially owned by the Reporting Persons because the Reporting Persons are deemed to beneficially own such shares as a result of their direct ownership of 3,477,886 shares of Preferred Stock, which are entitled to 0.8 votes per share (2,782,309 votes) and convertible into 6,955,772 shares of Common Stock in connection with a bona fide transfer to a third party.

Based on 67,533,800 shares of Common Stock of the Issuer that were outstanding as reported by the Issuer in its Quarterly Report on Form 10-Q and filed with the SEC on November 16, 2020, and assuming the Reporting Persons converted all 3,477,886 shares of Preferred Stock into 6,955,772 shares of Common Stock in connection with a bona fide transfer to a third party and no other holders of shares of Preferred Stock have elected to convert, the 6,955,772 shares of the Issuer’s common stock reported as being beneficially owned by the Reporting Persons in this Schedule 13G would represent approximately 9.3% of the outstanding common stock of the Issuer.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2021

COMCAST CORPORATION

By:	/s/ Thomas J. Reid
	Name:	Thomas J. Reid
	Title:	Chief Legal Officer and Secretary

COMCAST BIDCO HOLDINGS LIMITED

By:	/s/ Thomas J. Reid
	Name:	Thomas J. Reid
	Title:	Director

COMCAST BIDCO LIMITED

By:	/s/ Thomas J. Reid
	Name:	Thomas J. Reid
	Title:	Director

SKY LIMITED

By:	/s/ Thomas J. Reid
	Name:	Thomas J. Reid
	Title:	Director

SKY UK LIMITED

By:	/s/ Robert Eatroff
	Name:	Robert Eatroff
	Title:	Authorized Attorney

SKY VENTURES LIMITED

By:	/s/ Robert Eatroff
	Name:	Robert Eatroff
	Title:	Authorized Attorney